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                          July 7, 2022

       Rebecca Chavez
       General Counsel
       ChargePoint Holdings, Inc.
       240 East Hacienda Avenue
       Campbell, California 95008

                                                        Re: ChargePoint
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 1, 2022
                                                            File No. 333-265986

       Dear Ms. Chavez:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              David Young